SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                                (Name of Issuer)

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                               DOUGLAS A. LINDGREN
                  Excelsior Absolute Return Fund of Funds, LLC
                               225 High Ridge Road
                               Stamford, CT 06905
                                 (203) 352-4497

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                         Communications on Behalf of the
                           Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 19, 2004
                           As Amended November 2, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation:  $15,000,000(a)   Amount of Filing Fee:  $1,900.50 (b)
-------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $126.70 per million of Transaction Valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $1,900.50
    Form or Registration No.:  005-80094
    Filing Party:  Excelsior Absolute Return Fund of Funds, LLC
    Date Filed:  October 19, 2004

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
/ /

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

          This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on October 19, 2004 by Excelsior Absolute Return Fund of Funds, LLC ("Fund"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).

          The purpose of this Amendment is to notify Members about the following information: (1) the extension of the offer to purchase Interests ("Offer"); and
(2) the termination of Ernst & Young LLP ("Ernst & Young") as public accountants of the Fund.

          EXTENSION OF OFFER

          Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally November 16, 2004, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, December 1, 2004. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Thursday, December 30, 2004, assuming their Interest has not been accepted for purchase by the Fund on or before that date. The net asset value of the Interests will be calculated on December 31, 2004 ("Valuation Date").

          TERMINATION OF ERNST & YOUNG

          The Fund's Board of Managers and Audit Committee have terminated Ernst & Young as the Fund's independent public accountants as a result of concerns regarding their independence at the time of the issuance of their report on the Fund's March 31, 2004 financial statements. These concerns are the result of certain real estate consulting services performed by Ernst & Young on a contingent fee basis for Charles Schwab & Co., Inc., an affiliate of the Fund's Adviser. During the period Ernst & Young served as independent accountants of the Fund, there was no disagreement between Ernst & Young and the Fund on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in its report. The Fund has no reason to believe that the Fund's March 31, 2004 financial statements were not prepared in accordance with generally accepted accounting principles, or that such financial statements do not fairly represent, in all material respects, the financial condition of the Fund as of their dates. The Board and the Audit Committee will engage another independent accounting firm to perform a re-audit of the Fund's March 31, 2004 financial statements and to perform the audit for the fiscal year ended March 31, 2005. The results of the re-audit will be reported to the Fund and its shareholders upon its completion.

          EXHIBITS

          Notice of this amendment in the form of the letter  attached hereto as
Exhibit 1 will be sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

          Except as amended herein, all other terms of the Statement filed on October 19, 2004 shall remain the same.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC

                                       By:  Board of Managers

                                            By:  /S/ DOUGLAS A. LINDGREN
                                                 ------------------------------
                                                 Name:  Douglas A. Lindgren
                                                 Title: Manager and President

November 2, 2004

                                  EXHIBIT INDEX

EXHIBIT

1 Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

2     Form of Letter of Transmittal.

3     Form of Notice of Withdrawal of Tender.

                                    EXHIBIT 1

       FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO AMENDMENT NO. 1
                               TO THE SCHEDULE TO



November 2, 2004

          RE: Excelsior Absolute Return Fund of Funds, LLC ("Fund")

Dear Member:

          We are writing to inform you of important information relating to the Fund's offer ("Offer"), dated October 19, 2004, to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members").

          The purpose of this letter is to notify Members about the following information: (1) the extension of the Offer; and (2) the termination of Ernst & Young LLP ("Ernst & Young") as public accountants of the Fund.

          EXTENSION OF OFFER

          On October 19, 2004, the Fund notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Offer was to remain open until 12:00 midnight, Eastern Time, on Tuesday, November 16, 2004, unless the Offer was extended. The Board of Managers ("Board") of the Fund has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, December 1, 2004. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Thursday, December 30, 2004, assuming their Interest has not been accepted for purchase by the Fund on or before that date. The net asset value of the Interests will be calculated on December 31, 2004 ("Valuation Date").

          TERMINATION OF ERNST & YOUNG

          The Fund's Board of Managers and Audit Committee have terminated Ernst & Young as the Fund's independent public accountants as a result of concerns regarding their independence at the time of the issuance of their report on the Fund's March 31, 2004 financial statements. These concerns are the result of certain real estate consulting services performed by Ernst & Young on a contingent fee basis for Charles Schwab & Co., Inc., an affiliate of the Fund's Adviser. During the period Ernst & Young served as independent accountants of the Fund, there was no disagreement between Ernst & Young and the Fund on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in its report. The Fund has no reason to believe that the Fund's March 31, 2004 financial statements were not prepared in accordance with generally accepted accounting principles, or that such financial statements do not fairly represent, in all material


                                      1-1
respects, the financial condition of the Fund as of their dates. The Board and the Audit Committee will engage another independent accounting firm to perform a re-audit of the Fund's March 31, 2004 financial statements and to perform the audit for the fiscal year ended March 31, 2005. The results of the re-audit will be reported to the Fund and its shareholders upon its completion.

          OTHER INFORMATION

          Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 1, 2004. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 1, 2004. Mail and fax instructions are included in the Letter of Transmittal.

          Except as amended herein, all other terms of the Offer sent to you on October 19, 2004 shall remain the same.

          Should you have any questions, please feel free to contact the Fund's Adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                                   Sincerely,

                                   Excelsior Absolute Return Fund of Funds, LLC











                                      1-2

                                    EXHIBIT 2

                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC

                         Tendered Pursuant to the Offer
                             Dated October 19, 2004
                           As Amended November 2, 2004


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
               ON WEDNESDAY, DECEMBER 1, 2004, UNLESS THE OFFER IS
                                    EXTENDED.


        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:
                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06905

                              Attn: Kathleen Flores


                           For additional information:

                              Phone: (203) 352-4497

                               Fax: (203) 352-4456











                                      2-1

Ladies and Gentlemen:

          The undersigned hereby tenders to Excelsior Absolute Return Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund (hereinafter the "Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated October 19, 2004, as amended November 2, 2004, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

          A promissory note for the purchase price will be deposited into a special custody account with PFPC Trust Company (PFPC Trust Company, together with its affiliated banks, "PFPC"). The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at PFPC, or mailed to the address of record for the undersigned if the undersigned does not have a PFPC account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from a PFPC account, PFPC may subject such withdrawal to any fees that PFPC would customarily assess upon the withdrawal of cash from such account.

          The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the purchase price, if any, as described in
Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with PFPC, or will be mailed to the undersigned if the undersigned does not have a PFPC account. Upon a withdrawal of such cash from such account, PFPC may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund, determined as of December 31, 2004, subject to an extension of the Offer as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2005, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer, this tender is irrevocable.


                                      2-2

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
U.S. TRUST HEDGE FUND MANAGEMENT, INC., 225 HIGH RIDGE RD., STAMFORD, CT 06905
ATTN: KATHLEEN FLORES. FOR ADDITIONAL INFORMATION: PHONE: (203) 352-4497
FAX: (203) 342-4456

PART 1.  NAME AND ADDRESS:

          Name of Member:
                           ----------------------------------------------------

          Social Security No.
          or Taxpayer
          Identification No.:
                               ----------------------------------------

          Telephone Number:    (            )
                               ----------------------------------------

PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING TENDERED:

/ /     Entire limited liability company interest.

/ / Portion of limited liability company interest expressed as a specific dollar value (A minimum tender of $25,000 is required). (A minimum interest with a value of $100,000, or more must be maintained in the Fund (the "Required Minimum Balance").)*

                                        $
                                         -------------

/ / Portion of limited liability company interest in excess of the Required Minimum Balance. (A minimum of $25,000 must be tendered if this option is chosen).

        *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3. PAYMENT.

        CASH PAYMENT

        Cash payments will be deposited to the undersigned's account at PFPC, or mailed to the address of record for the undersigned. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments deposited to the undersigned's account, upon a withdrawal of such cash payment from such account, PFPC may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

        PROMISSORY NOTE

        The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be deposited into a special custody account with PFPC for the benefit of the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account at PFPC or mailed to the address of record for the undersigned and upon a withdrawal of such cash from a PFPC account, PFPC may impose such fees as it would customarily assess upon the withdrawal of cash from such account.


                                      2-3

PART 4.     SIGNATURE(S).


FOR INDIVIDUAL INVESTORS                  FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------      ------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED ON SUBSCRIPTION AGREEMENT)



                                          ------------------------------------
                                          Print Name and Title of Co-signatory


Date:
         ---------------------------











                                      2-4

                                    EXHIBIT 3

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC

                         Tendered Pursuant to the Offer
                             Dated October 19, 2004
                           As Amended November 2, 2004


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
               ON WEDNESDAY, DECEMBER 1, 2004, UNLESS THE OFFER IS
                                    EXTENDED.


          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06905

                              Attn: Kathleen Flores


                           For additional information:

                              Phone: (203) 352-4497

                               Fax: (203) 352-4456











                                      3-1

Ladies and Gentlemen:

          The undersigned wishes to withdraw the tender of its limited liability company interest in Excelsior Absolute Return Fund of Funds, LLC (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_________.

Such tender was in the amount of:

/ /  Entire limited liability company interest.

/ / Portion of limited liability company interest expressed as a specific dollar value.

                                $
                                  ------------

/ / Portion of limited liability company interest in excess of the Required Minimum Balance.

          The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

FOR INDIVIDUAL INVESTORS                  FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------      ------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED ON SUBSCRIPTION AGREEMENT)



                                          ------------------------------------
                                          Print Name and Title of Co-signatory


Date:
         ---------------------------


                                      3-2